ATS INC.
71683 Riverside Avenue
Covington, Louisiana 70433
September 27, 2006
By Facsimile and EDGAR Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Michael Pressman, Esq.

Re:	Energy Partners, Ltd. Schedule TO-T filed on August 31, 2006, as amended, by ATS Inc. and Woodside Finance Limited (File No. 5-60717)
Dear Mr. Pressman:
In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letters sent September 7, 2006, and September 22, 2006, ATS Inc. and Woodside Finance Limited (the “Companies”) hereby acknowledges that:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATS INC.
By:	/s/ Jeff Soine
Jeff Soine
Secretary

WOODSIDE FINANCE LIMITED
By:	/s/ Robert Cole
Robert Cole
Director